

September 10, 2007

By U.S. mail and facsimile to (609) 497-5522

Ms. Jennifer Barbetta
Chief Financial Officer
Goldman Sachs Hedge Fund Partners, LLC
701 Mount Lucas Road
Princeton, NJ 08540

> **RE: Goldman Sachs Hedge Fund Partners, LLC**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended June 30, 2007**
> **File No. 0-50723**

Dear Ms. Barbetta:

We have reviewed your response letter dated August 23, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis, page 87

Liquidity and Capital Resources, page 101

1. We have read your response to comments 2 and 3 in our letter dated July 24, 2007. Your proposed disclosure attributing changes in the amount of new investments and the level of redemptions (including the $348 million in redemptions in January 2006) to investor demand for investment strategies with different risk/return profiles is generic and does not provide sufficient analysis. As discussed in SEC Release 33-8350, identifying the intermediate effects of trends, events, demands, commitments and uncertainties alone, without describing the reasons underlying those effects, may not provide sufficient insight for a reader to see the business through the eyes of management. Please provide an analysis of significant underlying reasons for the changes in new investments and redemptions during the period, discussing such critical factors as fund performance, market events, changes in personnel, competition, etc. We note there is specific disclosure regarding performance of the funds beginning on page

89, as well as elsewhere in the document. Given the primary importance of the level of investments and redemptions to your business, your discussion of liquidity and capital resources should provide a clear narrative, in appropriate detail, to address the relationship between the events and trends described in those sections, as well as the impact of other material underlying factors, on your financial position. Provide us with the disclosure you intend to include in future filings.

Form 10-Q for the period ended June 30, 2007

Management's Discussion and Analysis, page 16

Performance for the Three and Six Months Ended June 30, 2007, page 17

2. You state on page 19 that the performance of the GED Investment Fund in the second quarter of 2007 was marked by a significant deterioration of the sub-prime market, as two broker-dealer operated hedge funds focusing on mortgage-backed debt announced heavy losses. Please quantify such losses supplementally and in future filings as appropriate. Quantify the significance of mortgage-backed securities and other investments relating to residential mortgage loans to your portfolios. If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in sub-prime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement. If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief